UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): Form 10-K Form 20-F Form 11-K   Form 10-Q Form 10-D Form N-SAR Form N-CSR

For Period Ended: September 30, 2024
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

ALPINE 4 HOLDINGS, INC.
Full Name of Registrant

Former Name if Applicable

4201 N 24TH ST. SUITE 150
Address of Principal Executive Office (Street and Number)

PHOENIX, ARIZONA 85016
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

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(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Alpine 4 Holdings, Inc. (the “Company”), is unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2024, (the “Q3 2024 10-Q”) within the prescribed period without unreasonable effort or expense.

As noted previously in the Form 12b-25 filed April 2, 2024, disclosing the filing delay for the Company’s 2023 Annual Report on Form 10-K, and as noted previously in the Form 12b-25 filed May 16, 2024, disclosing the filing delay for the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2024, and the Form 12b-25 filed August 16, 2024, for disclosing the filing delay for the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2024, during the quarter ended September 30, 2023, the Company experienced a turnover of certain members of the internal accounting staff, including the Corporate Controller and several subsidiary Controllers. The preparation of the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2023 (the “Q3 2023 10-Q”), was delayed due to the need for the Company’s accounting staff to absorb the duties of the departed staff, as well as the significant amount of time the accounting staff expended during and after the close of the quarter in performing goodwill impairment analysis and negotiating and providing information in connection with the capital raising transactions. The Company subsequently filed its Annual Report on Form 10-K for the year ended December 31, 2023, and has been working to complete the Quarterly Reports for the quarters ended March 31, June 30, and September 30, 2024.

Additionally, on November 15, 2024, the Company’s Board of Directors (the “Board”) in conjunction with the Audit Committee of the Board and Management determined that (1) a lease commencement date, as defined in ASC 842 Accounting for Leases, for an operating lease entered into in 2022 had not been met, and (2) the incremental borrowing rates used in accounting for certain operating leases entered into in 2022 were incorrect. As a result, right-of-use assets and lease liabilities as of December 31, 2022, March 31, 2023, June 30, 2023, and September 30, 2023, were overstated by material amounts. The Company is evaluating the impact of these items on the Company’s operating expenses, loss from operations and adjusted EBITDA for the 2022 Relevant Period and the 2023 Relevant Periods. As such the Company determined that the consolidated financial statements in the Company’s previously filed Quarterly Reports on Form 10-Q for the periods ended June 30 and September 30, 2022, the Annual Report on Form 10-K for the year ended December 31, 2022 (the “2022 Relevant Period”), as well as the Quarterly Reports on Form 10-Q for the periods ended March 31, June 30, and September 30, 2023 (the “2023 Relevant Periods’), should no longer be relied upon.

The Company intends to amend the Quarterly Reports on Form 10-Q for the periods ended June 30 and September 30, 2022, the Annual Report on Form 10-K for the year ended December 31, 2022, as well as the Quarterly Reports for the quarters ended March 31, June 30, and September 30, 2023, to reflect restatements of its consolidated financial statements for fiscal year 2022 and each of the three quarters in 2023.

As such, the Company needs additional time to complete the restatements listed above and to file the previously delayed annual and quarterly reports, including the quarterly report for the quarter ended September 30, 2024.

In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, the Company will file the Q3 2024 10-Q, as well as the other filings referenced herein, as soon as practicable.

PART IV -- OTHER INFORMATION

(1)    Name and telephone number of person to contact in regard to this notification

Ginger Smith	480	702-2431
(Name)	(Area Code)	(Telephone Number)

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(2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
       Yes    No
Annual Report on Form 10-K for the year ended December 31, 2023; Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2024; Quarterly Report on Form 10-Q for the Quarter Ended June 30, 2024.

(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes      No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As to the expected change in results of operations from last year’s third quarter, due to the sale of the Company’s Morris Sheet Metal subsidiary companies, the closing of the Company’s Thermal Dynamics and Excel Construction Services subsidiaries, (all as previously announced by the Company), results of operations for the third quarter of 2024 are expected to be significantly less when compared to the corresponding period in 2023. The exact amount of such difference from the corresponding period in 2023 cannot be known as of the date of the filing of this Form 12b-25, pending additional accounting review.

ALPINE 4 HOLDINGS, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 19, 2024	By	/s/ Ginger Smith
Ginger Smith Chief Financial Officer (Principal Financial Officer)

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